U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

         FORM 4
         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935 or
         Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligatons may continue. See Instruction 1(b).

1.       Name and Address of Reporting Person*

         (Last) Bennett                 (First) Joe        (Middle) Bill
         (Street) 5416 Birchman Avenue
         (City)   Fort Worth             (State)  TX       (Zip) 76107

2.       Issuer Name and Ticker or Trading Symbol     Power Exploration, Inc.

3.       IRS or Social Security Number of Reporting Person (Voluntary)

4.       Statement for Month/Year           March 2001

5.       If Amendment, Date of Original  (Month/Year)

6.       Relationship of Reporting Person to Issuer

           (Check all applicable)

         ( X )   Director                        (   )      10% Owner
         ( X )   Officer (give title below)      (   )    Other (specify below)


             Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security    2. Trans-    3. Trans-    4. Securities Acquired(A)   5. Amount of     6. Owner-        7. Nature
      (Instr. 3)           action       action       or Disposed of (D)       Securities          ship             of In-
                           Date         Code         (Instr. 3, 4 and 5)      Beneficially        Form:            direct
                                      (Instr. 8)                              Owned at            Direct           Bene-
                           (Month/                                            End of              (D)              ficial
                           Day/                                               Month               Indirect         Owner-
                           Year)        Code V       Amount   (A) or   Price  (Instr. 3 and 4)    (I)              ship
                                                              (D)                                 (Instr 4.)       (Instr. 4)

   Common Stock            5/9/01        S           500,000   A       $ 0*   588,668





*        If the Form is filed by more than one Reporting Person, see Instruction
         5(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                 Table II -- Derivative Securities Beneficially
            Owned (e.g., puts, calls, warrants, options, convertible
                                   securities)



1. Title of 2. Conver- 3. Trans- 4. Transac-  5. Number of       6. Date Exer-          7. Title and Amount of     8. Price
Derivative.)   sion or    action    tion Code    Derivative         cisable                Underlying Securities      of
 Security      Exercise   Date     (Instr. 8)    Securities         and                    (Instr. 3 and 4)           Deriv-
 (Instr 3.)    Price of                          Acquired (A) or    Expiration                                        ative
               Deriv-     (Month/                Disposed Of (D)    Date                                              Secur-
               ative      Day/                  (Instr. 3, 4,      (Month/Day/                                        ity
               Securit    Year)                  and 5)             Year)
                                                                                                                      (Instr.
                                                                                                                       5)


                                                                    Date    Expira-                  Amount or
                                                                    Exer-   tion           Title       umber of
                                      Code V     (A)    (D)         cisable Date









9. Number       10.Owner-       11.Na-
   of Deriv-       ship         ture
   ative           Form         of In-
   Secur-          of De-       direct
   ities           rivative     Bene-
   Bene-           Secu-        ficial
   ficially        rity:        Own-
   Owned           Direct       ership
   at End         (D) or        (Instr.
   of             Indi-         4.)
   Month          rect (I)
   (Instr. 4)     (Instr. 4)

Explanation of Responses:

* - These shares were issued by the Company in lieu of salaries owed officers and correspondingly deducted from accrued salaries for this period on the Company's books and records.


                            /s/ Joe Bill Bennett                April 10, 2001
                            **Signature of Reporting {Person)   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

   See 18 U.S.C.     1001 and 15 U.S.C.    78(ff)(a)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

         Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b) (4) of Regulation S-T.